July 07, 2011

John Reynolds Esq.

Assistant Director,

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

www.sec.gov

Re:	BioReference Laboratories, Inc.
Form 10-K for the Fiscal Year ended October 31, 2010
Filed January 14, 2011
File No. 000-15266

Form 10-K for the Fiscal Year Ended October 31, 2010

Management’s Discussion and Analysis, page 10

Results of Operations, page 12

1. We note your response to comment three of our letter dated May 27, 2011. Please provide us draft disclosure of your amended management’s discussion and analysis.

Response:

The revised section for Results of Operations is included in the attached Proposed From 10-K/A submitted here as Exhibit A.

Critical Accounting Policies — Accounting for Revenue and Accounting for Contractual Credits and Doubtful Accounts, page 15

2. We note your response to our prior comments four and our telephone discussion on June 23, 2011. Provide revise to expand your disclosure to discuss the critical assumptions and judgments management uses to establish tables of estimated revenues, whether these are straight-forward calculations or highly complex judgments, ii) how frequently you update these estimates and iii) the sensitivities of these estimates for each payor group.  Please provide us draft disclosures.

Response:

The following language has been changed in the Critical Accounting Polices section (refer to the underlined section).   The revised section for Critical Accounting Polices is included in the attached proposed Form 10-K/A, Exhibit A.

Accounting for Revenue

Net service revenues are determined utilizing gross service revenues net of contractual allowances.  Even though it is the responsibility of the patient to pay for laboratory service bills, most individuals in the United States have an agreement with a third party payor such as Medicare, Medicaid or a commercial insurance provider to pay all or a portion of their healthcare expenses; the majority of services provided by Bio-Reference Laboratories, Inc. (“BRLI”) are to patients covered under a third party payor contract.  In certain cases, the individual has no insurance or does not provide insurance information and in other cases tests are performed under contract to a professional organization (such as physicians, hospitals, and clinics) which reimburse BRLI directly; in the remainder of the cases, BRLI is provided the third party billing information and seeks payment from the third party under the terms and conditions of the third party payor for health service providers like BRLI.   Each of these third party payors may differ not only with regard to rates, but also with regard to terms and conditions of payment and providing coverage (reimbursement) for specific tests.  Estimated revenues are established based on a series of highly complex procedures and judgments that require industry specific healthcare experience and an understanding of payor methods and trends. We review our calculations on a monthly basis in order to make certain that we are properly allowing for the uncollectable portion of our gross billings and that our estimates remain sensitive to variances and changes within our payor groups.  The contractual allowance calculation is made on the basis of historical allowance rates for the various specific payor groups on a monthly basis with a greater weight being given to the most recent trends; this process is adjusted based on recent changes in underlying contract provisions and shifts in the testing being performed.  Bad Debt represents our estimate of net revenues that will ultimately be uncollectable and is based upon our analysis of historical payment rates by specific payor groups on a monthly basis with primary weight being given to the most recent trends; this approach allows bad debt to more accurately adjust to short-term changes in the business environment.  These two calculations are routinely analyzed by BRLI on the basis of actual allowances issued by payors and the actual payments made to determine what adjustments, if any, are needed.  The chart below shows the adjustments made to gross service revenues to arrive at net service revenues.

	October 31
	2010	2009	2008

Gross Revenues	$1,902,573	$1,423,287	$1,039,030

Contractual Adjustments and Discounts:
Medicare/Medicaid Portion	281,002	247,333	199,543
All Other Third Party and Direct Payors*	1,163,547	813,300	538,416
Total Contractual Adjustments and Discounts	1,444,549	1,060,633	737,959

Net Service Revenues	$458,024	$362,654	$301,071

* All Other Third Party and Direct Payors consists of almost eight hundred distinct payors, including commercial health insurers and administrators as well as professionally billed accounts such as physicians, hospitals, clinics and other direct billed accounts.

When new business is received by BRLI, net service revenues are calculated by reducing gross service revenues by the estimated contractual allowance.  The bad debt expense is determined by calculating the appropriate collection rate for net current service revenues and is a component of general and administrative expenses.  BRLI recognized the amounts in subsequent periods for actual allowances/discounts to gross service revenue; bad debt was adjusted over the same periods of time to maintain an accurate balance between net service revenues and actual revenues.  Management has reviewed the allowances/discounts recognized in subsequent periods and believes the amounts to be immaterial.  A number of proposals for legislation or regulation continue to be under discussion which could have the effect of substantially reducing Medicare reimbursements for clinical laboratories or introducing cost sharing to beneficiaries. Depending upon the nature of regulatory action, if any, which is taken and the content of legislation, if any, which is adopted, the Company could experience a significant decrease in revenues from Medicare and Medicaid, which could have a material adverse effect on the Company. The Company is unable to predict, however, the extent to which such actions will be taken.

Note 2 — Summary of Significant Accounting Policies

3. We note your schedule of gross revenues on page 40. Please revise the description of the ‘other’ category to be more descriptive of the types of payors included in this category.

Response:

The revised schedule will read as follows. This is included in the attached Proposed Form 10-K/A.

	October 31
	2010	2009	2008

Gross Revenues	$1,902,573	$1,423,287	$1,039,030

Contractual Adjustments and Discounts:
Medicare/Medicaid Portion	281,002	247,333	199,543
All Other Third Party and Direct Payors*	1,163,547	813,300	538,416
Total Contractual Adjustments and Discounts	1,444,549	1,060,633	737,959

Net Service Revenues	$458,024	$362,654	$301,071

* All Other Third Party and Direct Payors consists of almost eight hundred distinct payors, including commercial health insurers and administrators as well as professionally billed accounts such as physicians, hospitals, clinics and other direct billed accounts.

Exchange Act Filings

4. We note your disclosure of Controls and procedures. Please revise your future Exchange Act filings to comply with Item 307 and 308 of Regulation S-K.

Response:

Future Exchange Act Fillings will be revised as proposed in our response letter to you dated June 10, 2011 under our response to your comment number six from your comment latter dated March 28, 2011.  The revised disclosure is included under Item 9A in the attached proposed Form 10-K/A.

BRLI hereby acknowledges that:

•                 BRLI is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•                 Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•                 BRLI may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Bio-Reference Laboratories, Inc.
By

/s/ Sam Singer
Senior Vice President Principal Financial Officer

Exhibit A

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K/A

AMENDMENT TO ANNUAL REPORT ON FORM 10-K

FILED PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2010

BIO-REFERENCE LABORATORIES, INC.

[Exact name of Registrant as specified in its charter]

Commission file number 0-15266

AMENDMENT NO. 1

INDEX:

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Item 9A.	Controls and Procedures
Remove and replace the entire section.

Item 10.	Directors, Executive Officers and Corporate Governance
Revised disclosure on experiences and qualifications of directors.
Revised Code of Ethics.

Item 11.	Executive Compensation

Added disclosure of performance based targets for the Company’s Senior Management Incentive Bonus Plans for fiscal years 2008, 2009 and 2010. This section is inserted after the “Summary Compensation Table” and before “Employment Agreements with Named Officers”.

“Executive Compensation Philosophy” and “Rationale for Current Employment Agreements with the Three Executive Officers” have been rewritten.

Item 13.	Certain Relationships and Related Transactions, and Director Independence
New section concerning the review and approval of transactions with related persons is added.

Item 8.	Financial Statements and Supplementary Data
Note 2 “Summary of Significant Accounting Policies” to the consolidated Financial Statements.
Service Revenues, and Contractual Credits and Doubtful Accounts sections are is revised.

Exhibits	Certifications
Revised Sarbanes-Oxley Act of 2002, Section 302 certifications and Section 906 certifications.

Item 7.           Management’s Discussion and Analysis of Financial Condition and Results of Operations.

OVERVIEW

We are a national clinical diagnostic laboratory located in northeastern New Jersey. We are a national laboratory in certain focused areas of laboratory testing and a full service laboratory in the New York super-region. We have developed a national reputation for our expertise in certain focused areas of clinical testing. GenPath, the name by which we are known for our cancer and oncology services, is recognized for the superior hematopathology services it provides throughout the country. Our Women’s Health initiative, through which we provide dedicated services for obstetrics and gynecology practices, including a unique, technically advanced multiplex process for identifying sexually transmitted infections, is also offered as GenPath.  Our regional footprint lays within the New York City metropolitan area and the surrounding areas of New Jersey and southern New York State as well eastern Pennsylvania and some areas of western Connecticut; we also provide services further into New York State, Pennsylvania, Delaware and Maryland. As a regional provider, we are a full-service laboratory that primarily services physician office practices; our drivers pick up samples and deliver reports and supplies, we provide sophisticated technical support, phlebotomy services or patient service centers where appropriate, and electronic communication services in many cases.  Physicians outside of our regional footprint send samples to our laboratory in order to take advantage of the expertise that we are able to provide in blood-based cancer pathology and associated diagnostics or to take advantage of the superior service, support and technologically advanced testing we offer in our Women’s Health initiative. Our correctional healthcare services are used throughout the country at prisons and jails. The focused markets we serve on a national basis outside of our regional footprint do not require many of the logistical and other ancillary support services required within the region. Even within our regional footprint, we provide the same services that we provide on a national basis as well as some regional focused diagnostic services, such as histology and pathology support services, substance abuse testing, fertility testing, hemostasis testing, women’s health testing, and molecular diagnostics that are unavailable from many of the smaller regional competitors; testing in some of these areas may be provided outside of physician offices.

Over the last few years, there have been fundamental changes in the laboratory services industry. In the 1990s, the industry was negatively impacted by the growth of managed care, increased government regulation, and investigations into fraud and abuse. These factors led to revenue and profit declines and industry consolidations, especially among commercial laboratories. There are currently only three US publicly traded full service laboratories operating in the U.S. While that means that the two national mega-laboratories and BioReference Laboratories are the only remaining publicly traded full service commercial laboratories, there are numerous hospital outreach programs and smaller reference laboratories that compete for the commercial clinical laboratory business scattered throughout the country. Clinical laboratories have had to improve efficiency, leverage economies of scale, comply with government regulations and other laws and develop more profitable approaches to pricing. Moreover, there has been a proliferation of technology advancements in clinical diagnostics over the last decade that has created significant opportunities for new testing and growth.

As a full service clinical laboratory, we are constantly looking for new technologies and new methodologies that will help us to grow. Since the turn of the century, our size alone has made us attractive to companies that are driving the advances in technology. We represent a significant opportunity for these companies to market their products with a nationally recognized specialty provider in our focused areas of specialty or in one of the major population centers of the world—the New York Metropolitan area. We have had several successful strategic relationships with such technology opportunities. In addition to new technology opportunities, we have an extremely seasoned and talented management staff that has been able to identify emerging laboratory markets that are under-served or under-utilized. We have recently developed programs for cardiology, histology and women’s health to go along with our existing hemostasis, hematopathology and correctional healthcare initiatives which have already been established and in which we have been increasing our market share for the past several years. We are currently preparing to launch a comprehensive pre-natal program to leverage our presence in the women’s health environment and we will continue to vigilantly seek focused diagnostic marketing opportunities where we can provide information, technology, service or support that expand and grow our clinical laboratory.

During the fourth quarter of fiscal 2006, the Company acquired the operating assets of GeneDx, a leading DNA sequencing laboratory.  As molecular testing in general becomes a more significant element in the diagnostic testing industry, the Company believes that genetic testing will become an essential diagnostic tool of the future.  GeneDx was started by two geneticists from the National Institute of Health (“NIH”) in 2000.  Over the next six years, based on the reputation and expertise of the founders and the outstanding team they built around themselves, along with a very focused and dedicated understanding of the science of genetics, GeneDx became known as one of the premier genetic testing laboratories for the diagnosis of rare genetic diseases.  The Company believed that the promise of genetic testing is in the diagnosis of the genetic variants of common diseases.  It has been the Company’s intention to leverage the expertise and reputation of GeneDx in order to take a leadership role in the expanding area of genetic testing.  The Company is seeking cutting edge methods of testing that will be commercially viable diagnostic tools for the advancement of genetic testing. In 2007, GeneDx introduced GenomeDx, a then new test based on CGH Array technology, a high-speed, chip-based technology that has allowed GeneDx to move to the forefront of an emerging technology platform. In 2008, GeneDx became the first commercial laboratory in the world to offer next generation (NextGen) sequencing (high-speed computer-based whole genome sequencing) and has since built up a comprehensive suite of cardiac arrhythmia panels, as well as other multi-gene testing panels, that have enhanced its reputation as a technology and service leader in the area of genetic testing.  The Company is already expanding the menu of tests offered and employing marketing techniques that were extremely successful in building GenPath, our oncology laboratory.  In addition to scientists and technicians to manage testing, GeneDx employs many genetic counselors and geneticists to help patients and referring physicians and geneticists understand the meaning of the test results.  Prior to the acquisition, GeneDx ‘s revenues and profits were increasing at an accelerating rate. This increase has continued through fiscal 2010.

While we recognize that we are a clinical laboratory that processes samples, we also understand that we are an information company that needs to effectively communicate the results of our efforts back to healthcare providers. Laboratory results play a major role in the implementation of physician healthcare. Laboratory results are used to diagnose, monitor and classify health concerns. In many cases, laboratory results represent the confirming data in diagnosing complicated health issues. Since laboratory results play such an important role in routine physician care, we have developed informatics solutions that leverage our role in healthcare. We needed to build a web-based solution to quickly, accurately, conveniently and competitively collect ordering information and deliver results, so we built an internal solution that we call CareEvolve. That solution has been essential to our own operations. We license the technology to other laboratories throughout the country that they utilize to more effectively compete against the national laboratories. These other laboratories licensing our technology are typically not our competitors since they are outside our regional footprint.

We have also created our PSIMedica business unit that has developed a Clinical Knowledge Management (CKM) System that takes data from enrollment, claims, pharmacy, laboratory results and any other available electronic source to provide both administrative and clinical analysis of a population. The system uses proprietary algorithms to cleanse and configure the data and transfer the resulting information into a healthcare data repository. Using advanced cube technology methodologies, the data can be analyzed from a myriad of views and from highly granular transactional detail to global trended overview. Events such as the Katrina disaster in Louisiana and general pressures from the government have made development of an electronic medical record system and Pay-for Performance reimbursement priority goals in the healthcare industry. A large portion of an individual’s medical record consists of laboratory data and a key performance indicator in any Pay-for-Performance initiative is laboratory result data. Our CKM system is a mature, full functioning solution that will allow us to play a role in these important national initiatives.

To date, neither our PSIMedica business unit nor CareEvolve has produced significant revenues.

Summary

During the quarter ended January 31, 2009, the Company executed a Restitution Agreement with John Littleton, a former Vice President in sales. Mr. Littleton paid the Company $1,600,000 for payments made to him and others that were from our perspective, improperly paid. These payments were paid for a) recruiting fees for new hires paid to parties with an undisclosed relationship to him and b) reimbursement to him or others of improperly or insufficiently documented expenses; both of which are in violation of the Company’s policies (See “Other Income” in the Income Statement and Note 2 to our consolidated financials statements). As such, in certain areas within the Management’s Discussion and Analysis we will present an analysis of our operating results including the restitution amount and pro-forma operating results excluding the restitution amount (it will be labeled as such).

Results of Operations (In thousands, except per patient data)

Fiscal Year 2010 Compared to 2009

NET REVENUES:

Net Revenues for the year ended October 31, 2010 were $458,024 as compared to $362,654 for the year ended October 31, 2009; this represents a 26% increase in net revenues. This increase is due to a 21% increase in patients serviced and a 5% increase in net revenue per patient. Our laboratory operations had net revenues of $359,625 in fiscal 2009 and $454,308 in fiscal 2010.  During the fiscal year ended October 31, 2010, we increased our sales force by approximately 22% in the specialty testing services that we market nationally. This increase occurred in two phases: one in January 2010 and one in May of the same year. We believe that this increase in sales personnel accounted for a majority of the 21% increase in our patient volume. This allowed us to expand or increase our presence in sixteen states and we expect this trend to continue.  While there is always uncertainty as to the sustainability of such growth in the future, we believe that our historical performance of 20% compound annual growth rate for the past 17 years, the current demand for our services and our continued corporate focus on strategic growth, together with our expertise in the industry, will allow our present growth trends to continue in the near future.  Going beyond that, however, the Company’s revenues and patient counts could be adversely affected by a number of factors including, but not limited to an extended downturn in general or healthcare economic conditions, an unexpected reduction in reimbursement rates, increased market penetration by our competitors, or a substantial adverse change in federal regulatory requirements governing our industry as well as a failure to continue the sizeable annual percentage increase in base business from significantly higher levels after 17 years of sustained growth.

The number of patients serviced during the year ended October 31, 2010 was 5,607, which was 21% greater when compared to the prior fiscal year.  Net revenue per patient for the year ended October 31, 2010 was $81.03 compared to net revenue per patient for the year ended October 31, 2009 of $77.38, an increase of $3.65 or 5% as a result of increases in esoteric testing.

COST OF SERVICES:

Cost of Services for the year ended October 31, 2010 was $232, 252 as compared to $183,524 for the year ended October 31, 2009, an increase of 27% as compared to a 26% increase in net revenues. Therefore, this increase is basically in line with the increase in net revenues.  The Company’s reagents and laboratory supplies expense increased by 35% due to the higher cost of specialty testing reagents.  Our vehicle operating expenses also increased by 20% due to the higher cost of fuel.  We expect these trends to continue.

GROSS PROFIT:

Gross profit on net revenues increased to $225,772 for the year ended October 31, 2010 from $179,130 for the year ended October 31, 2009; an increase of $46,642 (26%), primarily attributable to the increase in net revenues. Gross profit margins remained constant year over year at 49%

GENERAL AND ADMINISTRATIVE EXPENSES:

General and administrative expenses for the year ended October 31, 2010 were $177,394 as compared to $140,808 for the year ended October 31, 2009, an increase of $36,586 or 26%.  This is basically in line with the increase in net revenues.  Marketing expenses increased by 33% due to increases in our sales force together with substantial investment in marketing materials and we expect this trend to continue in the near future.

INTEREST EXPENSE:

Interest expense increased from $1,512 during the year ended October 31, 2009 to $1,566 during the year ended October 31, 2010; an increase of $54. This increase is due to an increase in utilization of the PNC Bank line of credit, acquisition debt and capital leases. Management believes that this trend will continue in the near term due to the increase in utilization rates.

NET INCOME:

We realized net income of $26,381 for the twelve month period ended October 31, 2009 as compared to $21,850 for the twelve month period ended October 31, 2009, an increase of 21%.

Pre-tax income for the period ended October 31, 2010 was $46,963, as compared to $38,589 for the period ended October 31, 2009, an increase of $8,374 (22%) and was caused primarily by an increase in net revenues.  The provision for income taxes increased from $16,739 for the period ended October 31, 2009, to $20,582 (23%) for the current twelve month period.

The most profound change would have been that our fully-diluted earnings per share (EPS) went from $0.75 in fiscal 2009 under the pro forma basis (without taking into account the restitution agreement) to $0.94 in fiscal 2010 under the current operating results, a difference of $.19 per share, which is more reflective of our true operating results.

Results of Operations (In thousands, except per patient data)

Fiscal Year 2009 Compared to 2008

NET REVENUES:

Net Revenues for the year ended October 31, 2009 were $362,654 as compared to $301,071 for the year ended October 31, 2008; this represents a 20% increase in net revenues. This increase is due to a 14% increase in patients serviced and a 6% increase in net revenue per patient. Our laboratory operations had net revenues of $359,625 in fiscal 2009.

The number of patients serviced during the year ended October 31, 2009 was 4,648, which was 14% greater when compared to the prior fiscal year.  Net revenue per patient for the year ended October 31, 2009 was $77.38 compared to net revenue per patient for the year ended October 31, 2008 of $73.09, an increase of $4.29 or 6% as a result of increases in esoteric testing.

COST OF SERVICES:

Cost of Services for the year ended October 31, 2009 was $183,524 as compared to $153,831 for the year ended October 31, 2008, an increase of 19% as compared to a 20% increase in net revenues. Therefore, this increase is in line with the increase in net revenues.

GROSS PROFIT:

Gross profit on net revenues increased to $179,130 for the year ended October 31, 2009 from $147,240 for the year ended October 31, 2008; an increase of $31,890 (22%), primarily attributable to the increase in net revenues. Gross profit margins remained constant year over year at 49%

GENERAL AND ADMINISTRATIVE EXPENSES:

General and administrative expenses for the year ended October 31, 2009 were $140,808 as compared to $118,683 for the year ended October 31, 2008, an increase of $22,125 or 19%. This increase is 1% less than the increase in net revenues and includes moderate increases to our marketing and sales expenses.

INTEREST EXPENSE:

Interest expense decreased from $2,135 during the year ended October 31, 2008 to $1,512 during the year ended October 31, 2009; a decrease of $623. This decrease is due to a decrease in utilization and in the interest rates on the PNC Bank line of credit, acquisition debt and capital leases. Management believes that this trend will continue in the near term due to the decrease in interest rates.

NET INCOME:

We realized net income of $21,850 for the twelve month period ended October 31, 2009 as compared to $15,617 for the twelve month period ended October 31, 2008, an increase of 40%.

Pre-tax income for the period ended October 31, 2009 was $38,589, as compared to $26,691 for the period ended October 31, 2008, an increase of $11,898 (45%) and was caused primarily by an increase in net revenues.  The provision for income taxes increased from $11,074 (51%) for the period ended October 31, 2008, to $16,739 for the current twelve month period.

The most profound change on a pro-forma basis would have been that our fully-diluted earnings per share (EPS) went from $0.79 under then current operating results to $0.75 on a pro-forma basis, a difference of $.04 per share, which is more reflective of our true operating results.

Liquidity and Capital Resources (Dollars in thousands)

For the Fiscal Year Ended October 31, 2010:

Our working capital at October 31, 2010 was approximately $89,459 as compared to approximately $75,984 at October 31, 2009, an increase of $13,475. Our cash position increased by approximately $784 during the current period. We increased our short term borrowing by approximately $13,702 and repaid approximately $1,191 in existing debt. We had current liabilities of approximately $83,106 at October 31, 2010. We generated approximately $13,405 in cash from operations, a decrease of approximately $10,961 as compared to the year ended October 31, 2009.  This decrease is basically in line with an increase in our Accounts Receivable associated with an increase in revenues.

Accounts receivable, net of allowance for doubtful accounts, totaled approximately $129,122 at October 31, 2010, an increase of approximately $24,127 from October 31, 2009, or 23%. This increase was primarily attributable to increased revenue.  Cash collected over the twelve month period ended October 31, 2010 increased 23% over the prior twelve month period.

Net service revenues on the statements of operations are as follows:

	Years Ended October 31
	2010	2009	2008
Gross Revenues	$1,902,573	$1,423,287	$1,039,030
Contractual Adjustments and Discounts	1,444,549	1,060,633	737,959
Net Revenues	$458,024	$362,654	$301,071
Percent of Contractual Adjustments and Discounts To Gross Revenues	75.9%	74.5%	71.0%

The table above illustrates the relationship between contractual adjustments and gross revenues for the fiscal years 2010, 2009, and 2008. Between 2009 and 2010, contractual adjustments increased approximately 140 basis points.  The average “across the board” collection percent for fiscal year 2006 was 29%, while the rate for fiscal year 2010 was 18%, a decrease in our collection rate of 11%, or a 38% reduction in the collection rate. In the aggregate, this has resulted in a change of our contractual rate, leading to larger contractual allowances and lower net revenues when computed as a percentage of gross revenues. Although individual collection rates may vary from period to period or payor to payor, based on the specific historical data analyzed, this is consistent with the current state of the economy as well as the ongoing trends in health care reimbursement.

Credit risk with respect to accounts receivable is generally diversified due to the large number of patients comprising our client base.  We have significant receivable balances with government payors and various insurance carriers.  Generally, we do not require collateral or other security to support customer receivables. However, we continually monitor and evaluate our client acceptance and collection procedures to minimize potential credit risks associated with our accounts receivable and to establish an allowance for uncollectible accounts. As a consequence, we believe that our accounts receivable credit risk exposure beyond such allowance is not material to the financial statements.

A number of proposals for legislation continue to be under discussion which could substantially reduce Medicare and Medicaid reimbursements to clinical laboratories.  Depending upon the nature of regulatory action, and the content of legislation, we could experience a significant decrease in revenues from Medicare and Medicaid, which could have a material adverse effect on us. We are unable to predict, however, the extent to which such actions will be taken.

LABORATORY GROSS RECEIVABLES BY PAYOR GROUP

	FY 2010
	30 DAYS	%	60 DAYS	%	90 DAYS	%	>90 DAYS	%	TOTAL	%
Self Pay	$5,836	16%	$6,775	18%	$6,093	16%	$18,484	50%	$37,188	100%
Medicare	25,106	48%	9,504	18%	4,072	8%	13,385	26%	52,067	100%
Medicaid	5,025	27%	4,082	22%	3,155	17%	6,259	34%	18,521	100%
Pro Bill	13,683	56%	4,100	17%	548	2%	5,903	24%	24,234	100%
Comm. Ins	106,455	49%	33,057	15%	21,304	10%	56,757	26%	217,573	100%
Total	$156,105	45%	$57,518	16%	$35,172	10%	$100,788	29%	$349,583	100%

	FY 2009
	30 DAYS	%	60 DAYS	%	90 DAYS	%	>90 DAYS	%	TOTAL	%
Self Pay	$5,885	20%	$5,257	18%	$4,435	15%	$14,271	48%	$29,848	100%
Medicare	21,333	63%	5,992	18%	1,317	4%	4,994	15%	33,636	100%
Medicaid	5,098	24%	3,894	18%	3,964	19%	8,189	39%	21,145	100%
Pro Bill	12,125	56%	3,980	18%	1,665	8%	3,972	18%	21,742	100%
Comm. Ins	70,321	45%	26,787	17%	15,064	10%	42,513	27%	154,685	100%
Total	$114,762	44%	$45,910	18%	$26,445	10%	$73,939	28%	$261,056	100%

Billing for laboratory services is complicated and we must bill various payors, such as the individual, the insurance company, the government (federal or state), the private company or the health clinic. Other factors that may complicate billing include:

Differences between fee schedules and reimbursement rates.

Incomplete or inaccurate billing information as provided by the physician.

Disparity in coverage and information requirements.

Disputes with payors.

Internal and external compliance policies and procedures.

Significant costs are incurred as a result of our participation in government programs since billing and reimbursement for laboratory tests are subject to complex regulations. We perform the requested tests and report the results whether the information is correct or not or even missing. This adds to the complexity and slows the collection process and increases the aging of our accounts receivable (“A/R”). When patient invoices are not collected in a timely manner the item is written off to the allowance.

Days Sales Outstanding (“DSO”) for fiscal years 2009 and 2010 were 95 and 94, respectively, a decrease of approximately 1%. These changes are due to constant vigilance on the part of management and internal changes to collection practices. However, when you compare our DSO lag to our collectible net revenues as reported on our financial statements for the periods in question, it varies between 98% to 102%, depending on the period.

Overall, the components of A/R as shown above for the two most recently completed fiscal years under review have not varied much year over year. The percent of A/R over 90 days has increased to 29% as of October 31, 2010 as compared to 28% as of October 31, 2009.

See Note 5 to our consolidated financial statements for information regarding outstanding loans.

See Note 18 to our consolidated financial statements describing our merger and acquisition activities.

The weighted average interest rate on short-term borrowings outstanding as of October 31, 2010 and 2009 was approximately 3.25%.

We intend to expand our laboratory operations through aggressive marketing while also attempting to diversify into related medical fields through acquisitions.  These acquisitions may involve cash, notes, Common Stock, and/or combinations thereof.

Tabular Disclosure of Contractual Obligations

Payments Due By Period

(Dollars in thousands)

	Total	FY 2011	FY 2012	FY 2013	FY 2014	FY 2015 and thereafter
Long-Term Debt	$4,536	$1,217	$1,243	$437	$466	$1,173
Capital Leases	$7,487	$2,812	$2,144	$1,410	$880	$241
Operating Leases	$11,786	$4,698	$2,361	$1,671	$1,538	$1,518
Purchase Obligations	$73,637	$17,322	$16,188	$15,447	$13,797	$10,883
Long-Term Liabilities under Employment and Consultant Contracts	$14,842	$4,068	$3,037	$2,942	$2,332	$2,463
Total	$104,289	$28,163	$23,576	$20,623	$17,781	$13,649

No one supplier who is counterparty to any particular supply agreement is contracted to provide more than one percent of our Cost of Services in any future period. Such contracts are made in the ordinary course of business. No directors, officers, promoters, voting trustees or individuals known to be Bio-Reference Laboratories, Inc (“BRLI”) security holders are counterparties to these agreements. Management does not believe that BRLI is substantially dependent upon these supply agreements, as the goods may be obtained from different suppliers or wholesalers, if needed. None of these agreements are leases or call for the acquisition or sale of property, plant and equipment.

Our cash balances at October 31, 2010 totaled approximately $17,779 as compared to approximately $16,995 at October 31, 2009.  We believe that our cash position, the anticipated cash generated from future operations, and the availability of our credit line with PNC Bank, will meet our anticipated cash needs in fiscal 2011.

We do not have any off-balance sheet items.

Impact of Inflation

To date, inflation has not had a material effect on our operations.

New Authoritative Pronouncements

See Note 22 to our consolidated financial statement that discusses new authoritative pronouncements.

Critical Accounting Policies

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported periods.

Accounting for Intangible and Other Long-Lived Assets

We evaluate the possible impairment of our long-lived assets, including intangible assets. We review the recoverability of our long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable.  Evaluation of possible impairment is based on our ability to recover the asset from the expected future pretax cash flows (undiscounted and without interest charges) of the related operations. If the expected undiscounted pretax cash flows are less than the carrying amount of such asset, an impairment loss is recognized for the difference between the estimated fair value and the carrying amount of the asset.

Accounting for Revenue

Net service revenues are determined utilizing gross service revenues net of contractual allowances.  Even though it is the responsibility of the patient to pay for laboratory service bills, most individuals in the United States have an agreement with a third party payor such as Medicare, Medicaid or a commercial insurance provider to pay all or a portion of their healthcare expenses; the majority of services provided by Bio-Reference Laboratories, Inc. (“BRLI”) are to patients covered under a third party payor contract.  In certain cases, the individual has no insurance or does not provide insurance information and in other cases tests are performed under contract to a professional organization (such as physicians, hospitals, and clinics) which reimburse BRLI directly; in the remainder of the cases, BRLI is provided the third party billing information and seeks payment from the third party under the terms and conditions of the third party payor for health service providers like BRLI.  Each of these third party payors may differ not only with regard to rates, but also with regard to terms and conditions of payment and providing coverage (reimbursement) for specific tests. Estimated revenues are established based on a series of highly complex procedures and judgments that require industry specific healthcare experience and an understanding of payor methods and trends. We review our calculations on a monthly basis in order to make certain that we are properly allowing for the uncollectable portion of our gross billings and that our estimates remain sensitive to variances and changes within our payor groups. The contractual allowance calculation is made on the basis of historical allowance rates for the various specific payor groups on a monthly basis with a greater weight being given to the most recent trends; this process is adjusted based on recent changes in underlying contract provisions and shifts in the testing being performed.  Bad Debt represents our estimate of net revenues that will ultimately be uncollectable and is based upon our analysis of historical payment rates by specific payor groups on a monthly basis with primary weight being given to the most recent trends; this approach allows bad debt to more accurately adjust to short-term changes in the business environment.  These two calculations are routinely analyzed by BRLI on the basis of actual allowances issued by payors and the actual payments made to determine what adjustments, if any, are needed.  The chart below shows the adjustments made to gross service revenues to arrive at net service revenues.

	October 31
	2010	2009	2008

Gross Revenues	$1,902,573	$1,423,287	$1,039,030

Contractual Adjustments and Discounts:
Medicare/Medicaid Portion	281,002	247,333	199,543
All Other Third Party and Direct Payors*	1,163,547	813,300	538,416
Total Contractual Adjustments and Discounts	1,444,549	1,060,633	737,959

Net Service Revenues	$458,024	$362,654	$301,071

* All Other Third Party and Direct Payors consists of almost eight hundred distinct payors, including commercial health insurers and administrators as well as professionally billed accounts such as physicians, hospitals, clinics and other direct billed accounts.

When new business is received by BRLI, net service revenues are calculated by reducing gross service revenues by the estimated contractual allowance.  The bad debt expense is determined by calculating the appropriate collection rate for net current service revenues and is a component of general and administrative expenses.  BRLI recognized the amounts in subsequent periods for actual allowances/discounts to gross service revenue; bad debt was adjusted over the same periods of time to maintain an accurate balance between net service revenues and actual revenues.  Management has reviewed the allowances/discounts recognized in subsequent periods and believes the amounts to be immaterial.  A number of proposals for legislation or regulation continue to be under discussion which could have the effect of substantially reducing Medicare reimbursements for clinical laboratories or introducing cost sharing to beneficiaries. Depending upon the nature of regulatory action, if any, which is taken and the content of legislation, if any, which is adopted, the Company could experience a significant decrease in revenues from Medicare and Medicaid, which could have a material adverse effect on the Company. The Company is unable to predict, however, the extent to which such actions will be taken.

Accounting for Contractual Credits and Doubtful Accounts

It is typically the responsibility of the patient to pay for laboratory service bills.  Most individuals in the United States have an agreement with a third party payor such as Medicare, Medicaid or commercial insurance to pay all or a portion of their healthcare expenses; this represents the major portion of payment for all services provided to BRLI.  In certain cases, the individual has no insurance or does not provide insurance information; in the remainder of the cases, BRLI is provided the third party billing information, usually by the referring physician, and seeks payment from the third party under the terms and conditions of the third party payor for health service providers like BRLI.  Each of these third party payors may differ not only with regard to rates, but also with regard to terms and conditions of payment and coverage of specific tests.  BRLI routinely reviews the reimbursement policies and subsequent payments and collection rates from these different types of payors.  Contractual credits are recorded as reductions to gross service revenues and are collectively referred to as the contractual allowance.  BRLI has not been required to record an adjustment in a subsequent period related to revenue recorded in a prior period which was material in nature.  Aging of accounts receivable is monitored by billing personnel and follow-up activities including collection efforts are conducted as necessary.  Bad debt expense is recorded within selling, general and administrative expenses.  BRLI writes off receivables against the allowance for doubtful accounts when they are deemed uncollectible.  For client billing, accounts are written off when all reasonable collection efforts prove to be unsuccessful.  Patient accounts, where the patient is directly responsible for all or a remainder portion of the account after partial payment or denial by a third party payor, are written off after the normal dunning cycle has occurred, although these may be subsequently transferred to a third party collection agency after being written off.  Third party payor accounts are written off when they exceed the payor’s timely filing limits.  Accounts Receivable on the balance sheet is net of the following amounts for contractual credits and doubtful accounts:

	October 31
	2010	2009

Contractual Credits/Discounts	$186,372	$130,974
Doubtful Accounts	34,904	26,047

Total Allowance	$221,276	$157,021

Accounting for Employment Benefit Plan

See Note 21 to our consolidated financial statements for a discussion on Employment Benefit Plans.

Forward Looking Statements

This Annual Report on Form 10-K contains historical information as well as forward-looking statements. Statements looking forward in time are included in this Annual Report pursuant to the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve known and unknown risks and uncertainties that may cause our actual results in future periods to be materially different from any future performance suggested herein.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. While many aspects of our business are subject to complex federal, state and local regulations, the accounting for our business is generally straightforward.  Our revenues are primarily comprised of a high volume of relatively low dollar transactions, and about 42% of all our costs consist of employee compensation and benefits.  Revenues are recognized at the time the services are performed and are reported at the estimated net realizable amounts from patients, third-party payors and others for services rendered including prospectively determined adjustments under reimbursement agreements with third-party payors.  These adjustments are accrued on an estimated basis in the period the services are rendered and adjusted in future periods as final settlements are determined.  These estimates are reviewed and adjusted, if warranted, by senior management on a monthly basis.  We believe that our estimates and assumptions are correct; however, several factors could cause actual results to differ materially from those currently anticipated due to a number of factors in addition to those discussed under “Risk Factors” as well as elsewhere herein including:

our failure to integrate newly acquired businesses (if any) and the costs related to such integration.

our failure to obtain and retain new customers and alliance partners, or a reduction in tests ordered or specimens submitted by existing customers.

adverse results from investigations of clinical laboratories by the government, which may include significant monetary damages and/or exclusion from the Medicare and Medicaid programs.

loss or suspension of a license or imposition of a fine or penalties under, or future changes in, the law or regulations of CLIA-88, or those of Medicare, Medicaid or other federal, state or local agencies.

changes in federal, state, local and third party payor regulations or policies (or in the interpretation of current regulations) affecting governmental and third-party reimbursement for clinical laboratory testing (such as the decrease in Medicare reimbursement for Flow Cytometry testing at the beginning of calendar year 2005 described above under Risk Factors).

failure to comply with the Federal Occupational Safety and Health Administration requirements and the recently passed Needlestick Safety and Prevention Act.

failure to comply with HIPAA, which could result in significant fines as well as substantial criminal penalties.

changes in payor mix.

failure to maintain our days sales outstanding levels.

increased competition, including price competition.

our ability to attract and retain experienced and qualified personnel.

adverse litigation results.

liabilities that result from our inability to comply with new corporate governance requirements.

failure to comply with the Sarbanes-Oxley Act of 2002.

Item 9A      Controls and Procedures

Remove and replace the entire section by the following:

(a)          Evaluation of Disclosure Controls and Procedures

An evaluation was performed under the supervision and with the participation of our management, including our principal executive officer and our principal financial officer as to the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Based on that evaluation, the principal executive officer and the principal financial officer of the Company have concluded that, as of the end of the period covered by this report, our disclosure controls and procedures are effective at a reasonable assurance level.

(b)          Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

(ii) provide reasonable assurance that the transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with the authorization of management and/or our Board of Directors; and

(iii) provide reasonable assurance regarding the prevention or timely detection of any unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate due to changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on its evaluation, our management concluded that our internal control over financial reporting was effective as of the end of the period covered by this Annual Report on Form 10-K.

MSPC, Certified Public Accountants and Advisors, A Professional Corporation, an independent registered public accounting firm, has audited the Consolidated Financial Statements included in this Annual Report on Form l0-K and, as part of their audit, has issued its attestation report, included herein, on the effectiveness of our internal control over financial reporting. See “Report of Independent Registered Public Accounting Firm” on page 32.

(c)          Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting that occurred during the fourth quarter of fiscal 2010 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 10.  Directors, Executive Officers and Corporate Governance

Revised disclosure on experiences and qualifications of directors.

The following is a brief account of the business experience of each director and executive officer of the Company.

Marc D. Grodman, M.D. founded the Company in December 1981 and has been its Chairman of the Board, President, Chief Executive Officer and a director since its formation. Dr. Grodman is an Assistant Professor of Clinical Medicine at Columbia University’s College of Physicians and Surgeons and Assistant Attending Physician at Presbyterian Hospital, New York City. From 1980 to 1983, Dr. Grodman attended the Kennedy School of Government at Harvard University and was a Primary Care Clinical Fellow at Massachusetts General Hospital. From 1982 to 1984, he was a medical consultant to the Metal Trades Department of the AFL-CIO. Dr. Grodman received a B.A. degree from the University of Pennsylvania in 1973 and an M.D. degree from Columbia University’s College of Physicians and Surgeons in 1977.  Except for his part time duties as Assistant Professor of Clinical Medicine and Assistant Attending Physician at Columbia University and Presbyterian Hospital, Dr. Grodman devotes all of his working time to the business of the Company.

Since January 2005, Dr. Grodman has been a member of the board of directors, served as Chairman and currently serves as Vice Chairman of the American Clinical Laboratory Association (the “ACLA”), an industry organization comprised of the largest and most significant commercial clinical laboratories in the United States. Other board members include the chief executive officers of Quest Diagnostics and Laboratory Corporation of America.

Dr. Grodman’s leadership capabilities and the guidance provided by him to the Company since its founding in 1981 is reflected in the growth of the Company’s business. Dr. Grodman’s extensive medical background, his 25 years experience on the faculty at Columbia University College of Physicians and Surgeons, his knowledge of trends in the healthcare industry as demonstrated at each board meeting and the recognition by his peers in the industry as reflected by his election as Chairman and then as Vice Chairman of the ACLA reflects his attributes and qualifications to serve as a director.

Howard Dubinett has been the Executive Vice-President and Chief Operating Officer of the Company since its formation in 1981. He became a director of the Company in April 1986. Mr. Dubinett attended Rutgers University. Mr. Dubinett devotes all of his working time to the business of the Company. Mr. Dubinett has, since 1997, been the director of and responsible for the Company and its employees’ compliance with the myriad of federal and state healthcare regulations and since 2004, (when HIPAA was adopted) with the Company and its employees’ compliance with HIPAA. Mr. Dubinett is responsible for and oversees the training of the Company’s employees to ensure compliance. Mr. Dubinett also is in charge of negotiating all lines of the Company’s insurance coverage (property, casualty, professional liability and automobile insurance) and the design of the Company’s Safety Policies and Procedures and training of its employees thereunder. Under Mr. Dubinett’s stewardship, the Company has never had a serious problem in regulatory compliance or insurance coverage. The effectiveness of Mr. Dubinett’s activities and his knowledge of healthcare regulation (also demonstrated at each board meeting where he is actively involved in decision making) and his skill at negotiation of the Company’s insurance coverage and in training the Company’s employees in compliance and safety matters reflects his attributes and qualifications to serve as a director.

Sam Singer has been the Company’s Chief Financial Officer since October 1987, a director since November 1989, and a Senior Vice President since 2007.  He is responsible for all of the Company’s financial activities. This entails the preparation of detailed financial information for the board of directors, the Audit Committee and various other departments of the Company, the supervision of the preparation of the Company’s various tax returns and the financial portion of the Company’s Exchange Act Reports and the coordination of the annual audit of the Company’s financial statements with the Company’s auditors. Mr. Singer also is responsible for negotiating the Company’s borrowing arrangements with its principal lending bank (PNC Bank). Mr. Singer was instrumental in the Company obtaining a $6.7 million sales tax refund in January 2011 from the State of New Jersey. Mr. Singer was the Controller for Sycomm Systems Corporation, a data processing and management consulting company, from 1981 to 1987, prior to joining the Company.  He received a B.A. degree from Strayer University and an M.B.A. from Rutgers University.  Mr. Singer devotes all of his working time to the business of the Company. Mr. Singer’s skills as the Company’s chief financial officer have been demonstrated time and again. He has also been a valuable purveyor of knowledge concerning financial matters at each meeting of the Board and the Audit Committee and in aiding in decision making reflecting his attributes and qualifications to serve as a director. He also serves on the boards of several not-for-profit institutions.

Joseph Benincasa became a director of the Company in June 2005. Mr. Benincasa currently serves as the executive director of The Actors’ Fund of America, a position he has held since 1989. The Actors’ Fund is the leading national, non-profit human services organization providing comprehensive social and health care services, employment, training and housing support to the entertainment profession. It is headquartered in New York City with regional offices in Chicago and Los Angeles. As executive director, Mr. Benincasa is responsible for the administration of an annual operating budget of approximately $27 million and the operation of four major buildings for its members. The Actors’ Fund currently has approximately 52,000 members. For six years, Mr. Benincasa served as a director of St. Peter’s University Medical Center, a major hospital in northern New Jersey where he was involved in many decisions concerning healthcare. He also sits on the board of directors of Broadway Cares/Equity Fights AIDS; the National Theatre Workshop of the Handicapped; Career Transition for Dancers; the Times Square Alliance; the New York Society of Association Executives and the Somerset Patriots, a minor league baseball team. Mr. Benincasa holds a B.A. degree from St. Joseph’s University, an M. Ed. Degree from Rutgers University and also attended the Fordham University Graduate School of Business. Mr. Benincasa’s familiarity with healthcare issues through his board service at St. Peter’s University Medical Center and his large and continuing administrative responsibilities for a 52,000 member organization have proven invaluable in discussions at board meetings and reflect his attributes and qualifications to serve as a director.

Harry Elias became a director of the Company in March 2004. Mr. Elias commenced his employment in sales and marketing with JVC Company of America (“JVC”) in 1967, subsequently being appointed as JVC’s Senior Vice President of Sales and Marketing in 1983 and as Executive Vice President of Sales and Marketing in 1990. In 1995, Mr. Elias was named as JVC’s Chief Operating Officer, a position he occupied until April 2003 when he resigned his positions upon his appointment as JVC’s “Honorable Chairman.” JVC, a distributor of audio and video products headquartered in Wayne, New Jersey is the wholly owned United States subsidiary of Victor Company of Japan, a manufacturer of audio and video products headquartered in Japan. In January 2005, after retiring from JVC, Mr. Elias was appointed Chairman of the Board of and commenced to serve as a consultant to AKAI USA, the sole distributor in the United States of electronic products produced by AKAI, a Chinese manufacturer. Mr. Elias retired from AKAI in 2007 and currently is self-employed as a Business Consultant. As Chief Operating Officer at JVC, Mr. Elias oversaw the activities of approximately 300 people. JVC realized approximately $1.6 billion in annual revenues in the last year of Mr. Elias’ stewardship and he was partly responsible for formulating a budget for JVC. Mr. Elias has been an active participant at each board of directors meeting of the Company. His experience and skills in running an operation as large as JVC have proven invaluable in board deliberations and reflect his attributes and qualifications to serve as a director.

Gary Lederman, Esq. became a director of the Company in May 1997. He received his B.A. degree from Brooklyn College in 1954 and his J.D. degree from NYU Law School in 1957.  He was manager of Locals 370, 491 and 662 of the U.F.C.W. International Union from 1961 to 1985. As manager, he supervised the union operations for approximately 1,000 members from day to day, including negotiating union contracts with employers and serving as a trustee for union health and welfare funds. During the 1970s, Mr. Lederman also served as a member of the New York Attorney General’s Consumer Fraud Advisory Committee. He is retired from the unions and has been a lecturer at Queensboro Community College in the field of insurance. He served on an institutional review board for RTL, a pharmaceutical drug testing laboratory until his retirement in February 2007. RTL was responsible for reviewing pharmaceutical company applications to change the qualification of prescription drugs to over-the-counter drugs. Mr. Lederman’s legal expertise, his union manager experience and responsibilities, including his involvement with health and welfare funds and his familiarity with consumer regulation and the activities of pharmaceutical companies are invaluable experiences for his service as a Company director. He is the chairman of the Company’s Audit Committee and an active contributor at Audit Committee and directors’ meetings. His experience and his participation reflect his attributes and qualifications to serve as a director.

John Roglieri, M.D. became a director of the Company in September 1995.  He is an Assistant Professor of Clinical Medicine at Columbia University’s College of Physicians and Surgeons and an Assistant Attending Physician at Presbyterian Hospital, New York City.  Dr. Roglieri received a B.S. degree in Chemical Engineering and a B.A. degree in Applied Sciences from Lehigh University in 1960, an M.D. degree from Harvard Medical School in 1966, and a Masters degree from Columbia University’s School of Business in 1978.  From 1969 until 1971, he was a Senior Assistant Surgeon in the U.S. Public Health Service in Washington, D.C.  From 1971 until 1973 he was a Clinical and Research Fellow at Massachusetts General Hospital.  From 1973 until 1975, he was director of the Robert Wood Johnson Clinical Scholars program at Columbia University.  In 1975 he was appointed Vice-President, Ambulatory Services at Presbyterian Hospital, a position which he held until 1980.  Since 1980, he has maintained a private practice of internal medicine at Columbia-Presbyterian Medical Center.  From 1988 until 1992, he was also director of the Employee Health Service at Presbyterian Hospital. From 1992 through 1999, Dr. Roglieri was the corporate medical director of NYLCare, a managed care subsidiary of New York Life Insurance Company (“New York Life”). Dr. Roglieri was chief medical officer of Physician WebLink, a national physician practice management company, from 1999 to 2000. Since 2001, he has been a medical director for New York Life in Manhattan. He is a member of advisory boards to several pharmaceutical companies, a member of the Editorial Advisory Board of the journals Managed Care and Seminars in Medical Practice, and is a subject of biographical record in Who’s Who in America. Dr. Roglieri’s extensive medical background, his role as director of the Employee Health service at Presbyterian Hospital, his role as corporate medical director of a managed care organization (including service on the Editorial Board of “Managed Care”) and his many other activities denote his experience and skills and reflect his attributes and qualifications to serve as a director. The Board regards his input at board meetings as invaluable.

There are no family relationships between or among any directors or executive officers of Bio-Reference Laboratories. The Company’s Certificate of Incorporation provides for a staggered Board of Directors pursuant to which the Board is divided into three classes of directors and the members of only one class are elected each year to serve a three-year term. Mr. Singer and Mr. Elias are the Class II directors whose terms expire in fiscal 2011. Mr. Benincasa, Mr. Lederman and Dr. Roglieri are the Class III directors whose terms expire in fiscal 2012. Dr. Grodman and Mr. Dubinett are the Class I directors whose terms expire in fiscal 2013.

Revised Code of Ethics.

The Company’s Code of Ethics is applicable to the Company’s Senior Management, as well as its key financial and accounting personnel. It has been designed to deter wrongdoing and to promote;

•      Honest and ethical conduct including the ethical handling of actual or apparent conflicts of interest;

•      Fair, accurate, timely and understandable disclosure in the Company’s public communications and reports filed with the SEC;

•      Compliance with applicable governmental laws, rules and regulations;

•      Prompt internal reporting of violations of the Code to an appropriate person or persons identified in the Code; and

•      Accountability to ensure adherence to the Code.

The Code requires each covered person to deal ethically and honestly with the Company and to avoid business, financial or other direct or indirect interests or relationships that conflict with those of the Company or divide the covered person’s loyalty to the Company. Each covered person is required to sign an attestation of compliance with the Code at the end of each fiscal year.

In addition, it is the Company’s policy that transactions involving related persons (excluding executive officer compensation which is determined by the Compensation Committee) are to be presented to and assessed by the independent members of the board of directors. Related persons include the Company’s directors and executive officers, immediate family members of the directors and executive officers, and certain large security holders and their family members. If the determination is made that a related person has or may have a material direct or indirect interest in any Company transaction and that the amount involved equals or exceeds $120,000, the Company’s independent directors will review, approve and ratify the transaction, if appropriate, and the transaction will be disclosed if required under SEC rules. If the related party at issue is a director of the Company or a family member of a director, then that director will not participate in the relevant discussion and review.

Information considered in evaluating such transactions include the nature of the related person’s interest in the transaction, the material terms of the transaction, the importance of the transaction to the Company and the related person, whether the transaction would impair the judgment of a director or an executive officer to act in the best interests of the Company, and any other matters that management or the independent directors deem appropriate. Corporate policy requires all directors and employees, including all executives, to disclose their interests (including indirect interests through family members) with individuals or entities doing business with the Company, to management and/or the Board of Directors, and to remove themselves from all decisions related to that organization. No such transactions with related parties occurred in fiscal year 2008 through 2010.

Item 11.  Executive Compensation

Added disclosure of performance based targets for the Company’s Senior Management Incentive Bonus Plans for fiscal years 2008, 2009 and 2010.

The following disclosure is hereby added:

In each of the last three fiscal years (2008, 2009 and 2010), the Compensation Committee adopted a Senior Management Incentive Plan for that year which it believed would incentivize Senior Management to push to achieve operating results which the Committee believed would inure to the benefit of stockholders as well as management. Each Plan provided goals which the Committee believed could only be achieved through extraordinary team efforts by Senior Management and was designed to incentivize Senior Management to operate the Company in the most efficient manner possible. The following is a description of each Plan. The Compensation Committee has adopted a similar plan for fiscal 2011. Any bonuses required to be paid under the provision of any of the Senior Management Incentive Bonus Plans were required to be paid to each participant on the pro-rata formula established upon the adoption of the Plan and not at the discretion of the Compensation Committee.

2008 Plan

The 2008 Senior Management Incentive Bonus Plan (the “2008 Plan”) included 13 members of Senior Management, including the Company’s three executive officers, as participants. The 2008 Plan provided for bonuses only in the event the Company’s Total Operating Income for the 2008 fiscal year exceeded 10.49% of Net Revenues. Under the 2008 Plan, the bonus varied from 10% to 50% of the participant’s gross wages to the extent Total Operating Income as a percentage of Net Revenues varied from not less than 10.50% to 14.50% or more, provided that the maximum bonus to be paid to a participant could not exceed 50% of the participant’s annual wages in fiscal 2008.

2009 Plan

The 2009 Senior Management Incentive Bonus Plan (the “2009 Plan”) was structured similar to the 2008 Plan and included 14 members of Senior Management, including the Company’s three executive officers, as participants. The 2009 Plan provided for bonuses only in the event the Company’s Total Operating Income for the 2009 fiscal year exceeded 10.49% of Net Revenues. Under the 2009 Plan, the bonus varied from 10% to 25% of the participant’s gross wages to the extent Total Operating Income as a percentage of Net Revenues varied from not less than 10.50% to 12.00% or more, provided the maximum bonus to be paid to a participant could not exceed 25% of the participant’s annual wages in fiscal 2009.

2010 Plan

The 2010 Senior Management Incentive Bonus Plan (the “2010 Plan”) included 17 members of Senior Management, including the Company’s three executive officers, as participants. The 2010 Plan was based on two separate financial formula calculations. The first formula (“Formula One”) provided for bonuses only in the event the Company’s Total Operating Income for the 2010 fiscal year equaled or exceeded 10.75% of Net Revenues. Under Formula One, the bonus varied from 4% to 10% of the participant’s gross wages as Total Operating Income as a percentage of Net Revenue varied from not less than 10.74% to 12.76%, provided that the maximum bonus to be paid under Formula One to a participant could not exceed 10% of the participant’s annual wages in fiscal 2010.

The second formula (“Formula Two”) provided for bonuses based on the percentage increase in the Company’s Operating Income from fiscal 2009 (the “Base Year”) to fiscal 2010. A bonus to each participant with respect to Formula Two would only be payable if the Company’s Operating Income in fiscal 2010 exceeded by at least 24.99%, the Company’s Operating Income in fiscal 2009.

Under Formula Two, the bonus varied from 6% to 15 % of the participant’s gross wages as the percentage increase in the Company’s Operating Income in fiscal 2010 compared to fiscal 2009 varied from not less than 24.99% to in excess of 39.99% provided that the maximum bonus to be paid under Formula Two to a participant could not exceed 15% of the participant’s annual wages in fiscal 2010.

See Item 11 — the “Summary Compensation Table”, column (g) “Non-Equity Incentive Plan Compensation” as to the bonuses paid under the Senior Management Incentive Compensation Plan with respect to fiscal 2010 and 2009. No bonuses were earned under the Senior Management Incentive Compensation Plan with respect to fiscal 2008.

Item 11.  Executive Compensation

“Executive Compensation Philosophy” and “Rationale for Current Employment Agreements with the Three Executive Officers”

Background

Through fiscal 2001, the Board of Directors, including the Company’s three executive officers, were responsible for reviewing the compensation paid to the Company’s executive officers, provided that none of the Company’s executive officers could vote with respect to his own compensation package. In fiscal 2002, the Company established a Compensation Committee consisting of three non-employee directors, Morton L. Topfer (Chairman), Gary Lederman and John Roglieri. Mr. Topfer resigned as a director and as a member of the Compensation Committee in February 2004. In March 2004, Dr. Roglieri became the Chairman of the Compensation Committee and Mr. Elias was elected as a member of the Committee. Mr. Benincasa was elected as a member of the Committee in June 2005.

In May 1997, the Company executed an employment agreement with Dr. Grodman which expired on October 31, 2004.  Effective November 1, 2004, the Company executed a new seven year employment agreement with Dr. Grodman.  On December 31, 2010, the Company executed a new employment agreement with Dr. Grodman expiring on October 31, 2017 and superseding the contract then in effect. The terms of the new employment agreement are described above. See “Employment Agreements with Named Officers.”

In May 1997, the Company also executed employment agreements with Messrs. Dubinett and Singer (each expiring on October 31, 2002). During fiscal 2002, the Compensation Committee authorized extensions of both Messrs. Dubinett and Singer’s contracts for two additional years, with the Company having the option to extend each agreement for two consecutive one-year periods in addition. In consideration for Messrs. Dubinett and Singer executing the extension agreements, the Company agreed that the base compensation during each extension year would not be less than the total cash compensation paid to such individual in fiscal 2002. The Company’s option to extend Mr. Dubinett and Mr. Singer’s employment agreements was further extended through fiscal 2011 for Mr. Dubinett and thorough January 31, 2012 for Mr. Singer.

Executive Compensation Philosophy

The objective of the Company’s compensation program for its three executive officers is to reward them for their leadership and efficiency in their areas of responsibility and for their overall contribution to the Company’s performance (Dr. Grodman as chief executive officer, Mr. Dubinett as chief operating officer responsible for healthcare regulatory compliance and insurance matters, and Mr. Singer as chief financial officer responsible for all financial matters). Except for the Senior Management Incentive Bonus Plan, there are no specific performance objectives or targets required to be achieved.

The elements of compensation for each of the executive officers are the following cash amounts.

(i)    Annual “Base Compensation”

(ii)   Participation in the Senior Management Incentive Bonus Plan

In view of the fact that our three named executive officers own substantial equity interests in the Company, our compensation program for them focuses primarily on base salary, subject to annual increase based upon a review of the executive’s and the Company’s performance. In addition, to further incentivize our executive officers as well as certain other members of senior management, in 2005, we established a Senior Management Incentive Bonus Plan designed to assist in the Company’s profitability. The Plan is designed to encourage a “team effort” as all of the senior management participants are rewarded under the Plan if the Targets are achieved and none of them are rewarded under the Plan if the Targets are not achieved. Bonuses under the Plan are earned and paid only to the extent the Company’s Total Operating Income equaled certain designated percentages of Total Net Revenues. Plan criteria were met with respect to fiscal 2007, 2009 and 2010 so that bonuses were earned and paid, but no bonuses were earned or paid under the Plan with respect to fiscal 2008 as the Plan’s targeted performances were not achieved. See “Senior Management Incentive Bonus Plan” herein.

Process for Determining Executive Compensation

Dr. Grodman’s 2004 seven year employment agreement was due to expire in October 2011. Dr. Grodman negotiated the terms of his new employment agreement directly with the Compensation Committee which did not have specific performance objectives for the Company to achieve in the future but believed that the steady increase in each of the past four years in the Company’s net revenues and profits were to a significant degree attributable to Dr. Grodman’s leadership as president and chief executive officer. The Committee believed it was important for the Company and its stockholders to secure Dr. Grodman’s services for another seven years. In addition, the Compensation Committee relied in part on executive compensation studies furnished by Compensation Resources, Inc. See “Rationale for Current Agreements with Three Executive Officers”.

Mr. Dubinett and Mr. Singer have employment contracts which periodically are extended for relatively short periods. They each negotiate the terms of their contracts including their Base Compensation with Dr. Grodman who then recommends the terms to the Compensation Committee for approval. Since fiscal 2008, the Base Compensation and the increase in Base Compensation in each year for Mr. Dubinett and for Mr. Singer have been identical. This is because in the opinion of Dr. Grodman and the Compensation Committee, each of such executive officers has performed his duties flawlessly and to distinguish between them in compensation could cause the Company to lose the services of one of them. The relative short term of each of their employment agreements could allow for early termination if Dr. Grodman or the Compensation Committee is not satisfied with either officer’s performance.

Furthermore, the increases in their Base Compensation in each of the past three fiscal years have been as follows and such increases include automatic increases in fiscal years 2008 and 2010 based upon increases in the Consumer Price Index.

Increases in Base Compensation for Each of

Mr. Dubinett and Mr. Singer Over the Prior Three Fiscal Years

	Amount	Percentage Increase*
Fiscal 2008	$39,585	12%
Fiscal 2009	18,490	5%
Fiscal 2010	19,075	5%

* Includes increases in fiscal 2008 and fiscal 2010 due to increases in the Consumer Price Index.

In addition to their Base Compensation, Dr. Grodman, Mr. Dubinett and Mr. Singer have been and are participants in the Company’s Senior Management Incentive Compensation Plans.

Rationale for Current Employment Agreements with the Three Executive Officers

In December 2010, the Compensation Committee approved a new employment agreement (the “New Contract”) with Dr. Grodman ensuring that he would continue to serve as president of the Company through October 31, 2017.  The New Contract superseded the employment agreement then in effect and due to expire on October 31, 2011 (the “Old Contact”).  In negotiating Dr. Grodman’s New Contract, the Compensation Committee relied in part on executive compensation studies furnished by Compensation Resources, Inc., an independent executive compensation consulting firm (“CRI”). After taking into account the compensation paid to the chief executive officers of a peer group of nine publicly owned clinical testing laboratories (including the two major national laboratories, Quest Diagnostics, Inc. and Laboratory CP of America Holdings) CRI concluded that Dr. Grodman’s compensation package under the Old Contract was below (by over 20%) the comparable value delivered to the chief executive officers in the peer group and that Dr. Grodman’s compensation in its totality under the New Contract was within a reasonable comparable range. The nine peer group publicly owned clinical testing laboratories used as a benchmark by CRI were;

Bioclinica Inc.

Genoptix Inc

Laboratory CP of Amer Hldgs

Medtox Scientific Inc.

Neogenomics Inc.

Orchid Cellmark Inc.

Psychemedics Corp.

Quest Diagnostics Inc.

Response Genetics Inc.

The Compensation Committee also determined that the Base Compensation paid with respect to fiscal 2010, and the terms of the extension agreements with Messrs. Dubinett and Singer, were reasonable in relationship to the services performed, the responsibilities assumed and the results obtained, and were in the best interests of the Company. In connection with Dr. Grodman’s compensation, the Compensation Committee considered the Company’s increase in net revenues, patients serviced, working capital and shareholders’ equity in fiscal 2010 compared with the corresponding period in fiscal 2009. Furthermore, after a review of the base compensation paid to the named executive officers of the following companies, namely Alliance Healthcare Services, Inc., Bioclinica Inc., Genoptix Inc., Insight Health Svcs Hldg Corp, Laboratory Cp of America Hldgs, Medtox Scientific Inc., Quest Diagnostics Inc. and Radnet Inc., the Compensation Committee concluded that the base compensation to be paid to Messrs. Grodman, Dubinett and Singer for fiscal 2010 was well within the range of the base compensation levels of the named executive officers at such other companies and was appropriate.

Item 13.  Certain Relationships and Related Transactions, and Director Independence

New section concerning the review and approval of transactions with related persons is added.

It is the Company’s policy that transactions involving related persons (excluding executive officer compensation which is determined by the Compensation Committee) are to be presented to and assessed by the independent members of the board of directors. Related persons include the Company’s directors and executive officers, immediate family members of the directors and executive officers, and certain large security holders and their family members. If the determination is made that a related person has or may have a material direct or indirect interest in any Company transaction and that the amount involved equals or exceeds $120,000, the Company’s independent directors will review, approve and ratify the transaction, if appropriate, and the transaction will be disclosed if required under SEC rules. If the related party at issue is a director of the Company or a family member of a director, then that director will not participate in the relevant discussion and review.

Information considered in evaluating such transactions include the nature of the related person’s interest in the transaction, the material terms of the transaction, the importance of the transaction to the Company and the related person, whether the transaction would impair the judgment of a director or an executive officer to act in the best interests of the Company, and any other matters that management or the independent directors deem appropriate. Corporate policy requires all directors and employees, including all executives, to disclose their interests (including indirect interests through family members) with individuals or entities doing business with the Company, to management and/or the Board of Directors, and to remove themselves from all decisions related to that organization. No such transactions with related parties occurred in fiscal year 2008 through 2010.

Item 8.    Financial Statements and Supplementary Data

Note 2—Summary of Significant Accounting Policies, Service Revenues, and Contractual Credits and Doubtful Accounts on page 40 of the Form 10-K are revised.

Accounting for Revenue

Net service revenues are determined utilizing gross service revenues net of contractual allowances.  Even though it is the responsibility of the patient to pay for laboratory service bills, most individuals in the United States have an agreement with a third party payor such as Medicare, Medicaid or a commercial insurance provider to pay all or a portion of their healthcare expenses; the majority of services provided by Bio-Reference Laboratories, Inc. (“BRLI”) are to patients covered under a third party payor contract.  In certain cases, the individual has no insurance or does not provide insurance information and in other cases tests are performed under contract to a professional organization (such as physicians, hospitals, and clinics) which reimburse BRLI directly; in the remainder of the cases, BRLI is provided the third party billing information and seeks payment from the third party under the terms and conditions of the third party payor for health service providers like BRLI.  Each of these third party payors may differ not only with regard to rates, but also with regard to terms and conditions of payment and providing coverage (reimbursement) for specific tests.  Estimated revenues are established based on a series of highly complex procedures and judgments that require industry specific healthcare experience and an understanding of payor methods and trends. We review our calculations on a monthly basis in order to make certain that we are properly allowing for the uncollectable portion of our gross billings and that our estimates remain sensitive to variances and changes within our payor groups.  The contractual allowance calculation is made on the basis of historical allowance rates for the various specific payor groups on a monthly basis with a greater weight being given to the most recent trends; this process is adjusted based on recent changes in underlying contract provisions and shifts in the testing being performed.  Bad Debt represents our estimate of net revenues that will ultimately be uncollectable and is based upon our analysis of historical payment rates by specific payor groups on a monthly basis with primary weight being given to the most recent trends; this approach allows bad debt to more accurately adjust to short-term changes in the business environment.  These two calculations are routinely analyzed by BRLI on the basis of actual allowances issued by payors and the actual payments made to determine what adjustments, if any, are needed.  The chart below shows the adjustments made to gross service revenues to arrive at net service revenues.

	October 31
	2010	2009	2008

Gross Revenues	$1,902,573	$1,423,287	$1,039,030

Contractual Adjustments and Discounts:
Medicare/Medicaid Portion	281,002	247,333	199,543
All Other Third Party and Direct Payors*	1,163,547	813,300	538,416
Total Contractual Adjustments and Discounts	1,444,549	1,060,633	737,959

Net Service Revenues	$458,024	$362,654	$301,071

* All Other Third Party and Direct Payors consists of almost eight hundred distinct payors, including commercial health insurers and administrators as well as professionally billed accounts such as physicians, hospitals, clinics and other direct billed accounts.

When new business is received by BRLI, net service revenues are calculated by reducing gross service revenues by the estimated contractual allowance.  The bad debt expense is determined by calculating the appropriate collection rate for net current service revenues and is a component of general and administrative expenses.  BRLI recognized the amounts in subsequent periods for actual allowances/discounts to gross service revenue; bad debt was adjusted over the same periods of time to maintain an accurate balance between net service revenues and actual revenues.  Management has reviewed the allowances/discounts recognized in subsequent periods and believes the amounts to be immaterial.  A number of proposals for legislation or regulation continue to be under discussion which could have the effect of substantially reducing Medicare reimbursements for clinical laboratories or introducing cost sharing to beneficiaries. Depending upon the nature of regulatory action, if any, which is taken and the content of legislation, if any, which is adopted, the Company could experience a significant decrease in revenues from Medicare and Medicaid, which could have a material adverse effect on the Company. The Company is unable to predict, however, the extent to which such actions will be taken.

Accounting for Contractual Credits and Doubtful Accounts

It is typically the responsibility of the patient to pay for laboratory service bills.  Most individuals in the United States have an agreement with a third party payor such as Medicare, Medicaid or commercial insurance to pay all or a portion of their healthcare expenses; this represents the major portion of payment for all services provided to BRLI.  In certain cases, the individual has no insurance or does not provide insurance information; in the remainder of the cases, BRLI is provided the third party billing information, usually by the referring physician, and seeks payment from the third party under the terms and conditions of the third party payor for health service providers like BRLI.  Each of these third party payors may differ not only with regard to rates, but also with regard to terms and conditions of payment and coverage of specific tests.  BRLI routinely reviews the reimbursement policies and subsequent payments and collection rates from these different types of payors.  Contractual credits are recorded as reductions to gross service revenues and are collectively referred to as the contractual allowance.  BRLI has not been required to record an adjustment in a subsequent period related to revenue recorded in a prior period which was material in nature.  Aging of accounts receivable is monitored by billing personnel and follow-up activities including collection efforts are conducted as necessary.  Bad debt expense is recorded within selling, general and administrative expenses.  BRLI writes off receivables against the allowance for doubtful accounts when they are deemed uncollectible.  For client billing, accounts are written off when all reasonable collection efforts prove to be unsuccessful.  Patient accounts, where the patient is directly responsible for all or a remainder portion of the account after partial payment or denial by a third party payor, are written off after the normal dunning cycle has occurred, although these may be subsequently transferred to a third party collection agency after being written off.  Third party payor accounts are written off when they exceed the payor’s timely filing limits.  Accounts Receivable on the balance sheet is net of the following amounts for contractual credits and doubtful accounts:

	October 31
	2010	2009

Contractual Credits/Discounts	$186,372	$130,974
Doubtful Accounts	34,904	26,047

Total Allowance	$221,276	$157,021

Exhibit 31.1          CHIEF EXECUTIVE OFFICER CERTIFICATION

I, Marc D. Grodman, certify that: 1. I have reviewed this report on Form 10-K of Bio-Reference Laboratories, Inc. (the “registrant”);

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)                                  designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)                                 designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purpose in accordance with generally accepted accounting principles;

(c)                                  evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)                                 disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth quarter of fiscal 2010) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors:

(a)                                  all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)                                 any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Dated:    January

/S/ Marc D. Grodman
Marc D. Grodman
Chief Executive Officer
Bio-Reference Laboratories, Inc.

Exhibit 31.2          CHIEF FINANCIAL OFFICER CERTIFICATION

I, Sam Singer, certify that: 1. I have reviewed this report on Form 10-K of Bio-Reference Laboratories, Inc. (the “registrant”);

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)                                  designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)                                 designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purpose in accordance with generally accepted accounting principles;

(c)                                  evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)                                 disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth quarter of fiscal 2010) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors:

(a)                                  all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)                                 any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Dated:    January

/S/ Sam Singer
Sam Singer
Chief Financial Officer
Bio-Reference Laboratories, Inc.

Exhibit 32.1

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350

AS ADOPTED PURSUANT TO SECTION 906

OF THE SARBANES-OXLEY ACT OF 2002

I, Marc D. Grodman, Chief Executive Officer of Bio-Reference Laboratories, Inc. (the “registrant”), do hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(a)                                  the Annual Report on Form 10-K of the registrant for the fiscal year ended October, 31 2010, which this certification accompanies (the “Periodic Report”), fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934; and

(b)                                 based on my knowledge, the information contained in the Periodic Report fairly presents, in all material respects, the financial condition and results of operations of the registrant.

Dated: January

/S/ Marc D. Grodman
Marc D. Grodman
Chief Executive Officer
Bio-Reference Laboratories, Inc.

Exhibit 32.2

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350

AS ADOPTED PURSUANT TO SECTION 906

OF THE SARBANES-OXLEY ACT OF 2002

I, Sam Singer, Chief Financial Officer of Bio-Reference Laboratories, Inc. (the “registrant”), do hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(a)                                  the Annual Report on Form 10-K of the registrant for the fiscal year ended October 31 2010, which this certification accompanies (the “Periodic Report”), fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934; and

(b)                                 based on my knowledge, the information contained in the Periodic Report fairly presents, in all material respects, the financial condition and results of operations of the registrant.

Dated: January

/S/ Sam Singer
Sam Singer
Chief Financial Officer
Bio-Reference Laboratories, Inc